Exhibit 99.B.e.(xxiii)

AMENDMENT NUMBER 20 TO

PRINCIPAL UNDERWRITING AGREEMENT

Pursuant to the Principal Underwriting Agreement between Hartford Securities Distribution Company, Inc. and The Hartford Mutual Funds, Inc. (formerly known as ITT Hartford Mutual Funds, Inc.) dated July 22, 1996, as amended and as assigned to Hartford Investment Financial Services, LLC (formerly known as Hartford Investment Financial Services Company) on November 1, 1998 (the “Agreement”), The Hartford Global All-Asset Fund, The Hartford Global Real Asset Fund and The Hartford International Value Fund (the “Funds”) are hereby included as new Funds, to which all provisions in the Agreement shall apply.

IN WITNESS WHEREOF, the parties hereto have caused this amendment to be executed as of May 28, 2010.

HARTFORD INVESTMENT FINANCIAL SERVICES, LLC

By:	/s/Tamara L. Fagely
Name:	Tamara L. Fagely
Title:	Chief Financial Officer

THE HARTFORD MUTUAL FUNDS, INC.

By:	/s/Robert Arena
Name:	Robert Arena
Title:	President

HMF, Inc.